

September 10, 2009

Mr. Arthur M. Evans
Chief Financial Officer
Tri-Valley Corporation
4550 California Avenue, Suite 600
Bakersfield, CA 93309

> **Re: Tri-Valley Corporation**
> **Preliminary Schedule 14A**
> **Filed August 14, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 18, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 7, 2009**
> **File No. 1-31852**

Dear Mr. Evans:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Schedule 14A filed August 14, 2009</u>

<u>Proposal 2: Increase Authorized Shares of Preferred Stock, page 23</u>

1.   We note that you are proposing a 400% increase in the number of authorized preferred shares. Please provide the disclosure Item 13(a) of Schedule 14A requires, pursuant to Item 11 of Schedule 14A.

2.   In connection with the authorization of the preferred shares, please disclose how many shares of preferred stock are currently issued and outstanding. Also disclose any current intentions or understandings to issue the additional authorized shares of preferred stock that will result once this action to amend your certificate of incorporation is finalized. If you have no current intentions or understandings to issue any of the additional authorized preferred stock, please provide a statement to that effect in the document.

3.   Disclose the possible anti-takeover effects of the increase in authorized preferred shares. Also discuss other anti-takeover mechanisms that your governing documents may contain. Refer generally to Release No. 34-15230.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>Controls and Procedures, page 74</u>

4.   We note your disclosure of material weaknesses in your internal control over financial reporting relating to (1) accounting for property and equipment, and (2) initiating, recording, and processing transactions. In light of these material weaknesses, explain the conclusion that your disclosure controls and procedures were effective at December 31, 2008.

5.   Please disclose all costs associated with your plan to remediate the disclosed material weaknesses.

<u>Exhibits 31.1 and 31.2</u>

6.   In comment 12 from our letter dated December 31, 2008, we noted that you had not provided the appropriate form of certification required by Item 601(b)(31) of Regulation S-K. You addressed this comment by providing corrected certifications in your Form 10-K/A filed April 2, 2009. However, in the Form 10-K for the fiscal year ended December 31, 2008, and both subsequent Forms 10-Q, you include certifications that refer to your company as a small business issuer in ¶ 4(d) and do not reference material weaknesses in paragraph ¶ 5(a). Amend these documents to include the corrected certifications.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Lucas at (202) 551-5798, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director